UNDERWRITING AGREEMENT

October 18, 2004

Alamos Gold Inc.

1503 – 110 Yonge Street

Toronto, Ontario

M5C 1T4

Attention:   John McCluskey

Dear Sirs:

The undersigned, RBC Dominion Securities Inc., GMP Securities Ltd., BMO Nesbitt Burns Inc., Haywood Securities Inc. and McFarlane Gordon Inc. (individually, an “Underwriter” and together collectively the “Underwriters”), understand that Alamos Gold Inc. (the “Corporation”) proposes to issue and sell to the Underwriters 8,000,000 Common Shares (as hereinafter defined) (the “Treasury Shares”).  The Treasury Shares shall have the attributes described in the Final Prospectus (as hereinafter defined).  Subject to the terms and conditions set out below, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in paragraph 15(a), and by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters the Treasury Shares at the Closing Time (as hereinafter defined) at the Issue Price (as hereinafter defined) per Treasury Share, payable at the Closing Time, for an aggregate purchase price of $3.00.

In addition, the Corporation hereby grants to the Underwriters, in connection with the sale of the Treasury Shares, an option (the “Underwriters’ Option”) for the Underwriters to purchase up to an additional 2,000,000 Common Shares (the “Optioned Shares”) at the Issue Price per Optioned Share.  The Underwriters’ Option may be exercised up to the Time of Closing, subject to the notification contemplated by paragraph 7(a)), in whole or in part by delivery to the Corporation by the Underwriters of the Option  Exercise Notice (as hereinafter defined).

DEFINED TERMS

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder;

“affiliate”, “distribution”, “material fact”, “material change”, “misrepresentation” and “subsidiary” have the respective meanings ascribed to such terms in the Securities Act (Ontario);

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“Agreement” means this agreement relating to the sale of the Purchased Shares by the Corporation and the purchase of the Purchased Shares by the Underwriters, including the Schedules and appendices attached hereto;

“AIF” means the initial annual information form of the Corporation dated June 22, 2004 for the year ended December 31, 2003;

“Business Day” means a day which is not: (i) a Saturday or Sunday or (ii) a statutory or civic holiday or (iii) a day on which commercial banks are not open for business, in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, rules and forms thereunder together with applicable orders, rulings and published policy statements of the Canadian Securities Administrators and the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the closing of the purchase and sale of the Treasury Shares and the Optioned Shares, if any;

“Closing Date” means November 2, 2004 or such other date as the Corporation and the Underwriters may agree upon in writing, provided that in no event shall such date be later than the Latest Closing Date;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree upon in writing;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Corporation’s Auditors” means De Visser Gray;

“Corporation’s Counsel” means Axium Law Group, counsel to the Corporation;

“Corporation’s Information Record” means any statement, other than a statement relating solely to the Underwriters, contained in the AIF, any press release, material change report, financial statement or other document of the Corporation which has been publicly filed and/or disseminated pursuant to any Canadian Securities Laws since December 31, 2003 or is publicly filed and/or disseminated pursuant to any Canadian Securities Laws prior to the Closing Time;

“Currently Issuable Shares” means the Common Shares issuable pursuant to the Corporation’s stock option plan or upon the exercise of previously issued Common Share purchase warrants to acquire up to 8,316,000 Common Shares, all as set out on Schedule “A” to this Agreement;

“Directors” means the directors of the Corporation;

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“Documents Incorporated by Reference” means the documents set out in the Preliminary Prospectus under the heading “Documents Incorporated by Reference” and all other documents incorporated or deemed to be incorporated by reference into the Final Prospectus and any Prospectus Amendment by Canadian Securities Laws;

“Final Prospectus” means both the English language version and the French language version of the final short form prospectus of the Corporation relating to the offering of the Treasury Shares together with the Documents Incorporated by Reference;

“Financial Information” means, collectively: (a) the audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2003 and December 31, 2002, together with the auditors’ report thereon, (b) management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2003, and (c) the unaudited interim consolidated financial statements of the Corporation for the six month periods ended June 30, 2004 and 2003, together with management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2004;

“Indemnified Persons” means the Underwriters and each of their respective directors, officers, employees and agents;

“Issue Price” means $3.00 for each Purchased Share;

“Latest Closing Date” means November 12, 2004;

“Losses” means losses, claims, costs, damages, liabilities or expenses (including, without limitation, expenses of investigation and defending against any claims or litigation as the same are incurred), other than loss of profits;

“material” means, in relation to the Corporation, material to the Corporation together with its subsidiaries, considered as a whole, after giving effect to the transactions contemplated by the Final Prospectus or this Agreement to be completed at or prior to the Closing Time;

“Material Adverse Effect” means a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and its subsidiaries taken as a whole;

“Material Subsidiaries” means Minera Bienvenidos S.A. de C.V. and Minas de Oro Nacional S.A. de C.V.;

“Option  Exercise Notice” means the written notice to be delivered to the Corporation by the Underwriters not less than 48 hours prior to the Closing Time specifying the aggregate number of Optioned Shares which the Underwriters wish to purchase pursuant to the exercise of the Underwriters’ Option;

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“Optioned Shares” has the meaning ascribed to such term in the second paragraph of this Agreement;

“Preliminary Prospectus” means both the English language version and the French language version of the preliminary short form prospectus of the Corporation relating to the offering of the Treasury Shares together with the Documents Incorporated by Reference;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, together with the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment or supplement to the Preliminary Prospectus or to the Final Prospectus;

“Purchased Shares” means, collectively, the Treasury Shares and the Optioned Shares;

“Qualifying Jurisdictions” means each of the provinces of British Columbia, Alberta, Ontario and Quebec;

“RBC DS” means RBC Dominion Securities Inc.;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means any holder of Common Shares;

“Subsidiaries” means the subsidiaries of the Corporation listed in the AIF under the heading “Intercorporate Relationships - Corporate Structure”;

“Substituted Purchasers” has the meaning ascribed thereto in Section 3 of this Agreement;

“Transfer Agent” means Pacific Corporate Trust Company in its capacity as transfer agent and registrar of the Common Shares;

“Treasury Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

“TSX” means the Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings ascribed to such terms in the first paragraph of this Agreement;

“Underwriters’ Counsel” means Fasken Martineau DuMoulin LLP;

“Underwriters’ Fee” means the fee payable by the Corporation to the Underwriters pursuant to paragraph 6 of this Agreement;

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“Underwriters’ Option” has the meaning ascribed to such term in the second paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means U.S. person as defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

“U.S. Securities Laws” means the U.S. Securities Act and the 1934 Act.

TERMS AND CONDITIONS

1.

Filing Prospectus

The Corporation shall, as soon as possible and in any event not later than 3:00 p.m. (Vancouver time) on October 18, 2004, have prepared and filed the Preliminary Prospectus and other related documents relating to the proposed distribution of the Purchased Shares in each of the Qualifying Jurisdictions and shall thereafter obtain or receive notification of the issuance of a preliminary MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws, effective October 18, 2004.  The Corporation shall, as soon as possible after any comments of the securities regulatory authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Toronto time) on October 26, 2004 (or by such later date or dates as may be agreed to by the Underwriters in their sole discretion), have prepared, filed and obtained a final MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws for the Final Prospectus and other related documents relating to the proposed distribution of the Purchased Shares and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Purchased Shares to be lawfully distributed or distributed to the public, as the case may be, in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers duly registered as such in the Qualifying Jurisdictions.  The Corporation shall fulfil and comply with Canadian Securities Laws required to be fulfilled or complied with by the Corporation to permit the sale of the Purchased Shares in the Qualifying Jurisdictions as freely tradeable Common Shares, subject to any required regulatory approval and to control block restrictions, and the Corporation shall use all commercially reasonable efforts to obtain any such regulatory approval as soon as practicable after the date hereof.

2.

Due Diligence

Prior to the filing of the Final Prospectus, and if applicable, prior to the filing of any Prospectus Amendment, the Corporation shall have allowed the Underwriters to participate

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fully in the preparation of the Prospectus and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require to fulfil their obligations as underwriters and in order to enable them to execute the certificates required to be executed by them in the Prospectus.

3.

Restrictions on Sale Outside the Qualifying Jurisdictions

The Underwriters severally agree not to distribute the Purchased Shares in such manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute such securities only in the Qualifying Jurisdictions and in accordance with all applicable laws.  However, the Corporation understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Purchased Shares in connection with the private placement of the Purchased Shares in the United States only in accordance with United States securities laws and the provisions of this Agreement and, without limiting the foregoing, specifically in accordance with Schedule “B” hereto, provided that no such action on the part of the Underwriters or their U.S. broker-dealer affiliates shall in any way oblige the Corporation to register any Purchased Shares under the U.S. Securities Act or the securities laws of any state in the United States.

Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this paragraph 3.

4.

(1)

Deliveries on Filing

Concurrently with the filing of the Preliminary Prospectus or Final Prospectus, as the case may be, under Canadian Securities Laws, the Corporation shall deliver to the Underwriters:

(i)

a copy of the Preliminary Prospectus or Final Prospectus, as applicable, including all Documents Incorporated by Reference which have not been previously delivered to the Underwriters, in the English language signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions other than the Province of Quebec;

(ii)

a copy of the Preliminary Prospectus or Final Prospectus, as applicable, including all Documents Incorporated by Reference which have not been previously delivered to the Underwriters, in the French language (except, in the case of the Preliminary Prospectus, the Documents Incorporated by Reference in the French language to the extent that the Corporation has obtained relief from the requirement to file the Document Incorporated by Reference in connection with the filing of the Preliminary Prospectus) signed and certified as required by the Canadian Securities Laws applicable in the Province of Quebec;

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(iii)

a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection therewith;

(iv)

an opinion of Corporation’s Counsel addressed to the Underwriters, the Corporation, the Directors and the Underwriters’ Counsel, in form and substance satisfactory to the Underwriters, acting reasonably, dated, in the case of the Preliminary Prospectus, as of the date of the Preliminary Prospectus and, in the case of the Final Prospectus, as of the date of the Final Prospectus, to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, respectively, including all Documents Incorporated by Reference, except for the financial information included in the Preliminary Prospectus and the Final Prospectus, respectively, and in the Documents Incorporated by Reference (except, in the case of the Preliminary Prospectus, the Documents Incorporated by Reference in the French language to the extent that the Corporation has obtained relief from the requirement to file the Documents Incorporated by Reference in connection with the filing of the Preliminary Prospectus), as to which no opinion need be expressed, is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(v)

an opinion of the Corporation’s Auditors addressed to the Underwriters, the Corporation, the Directors, the Underwriters’ Counsel and the Corporation’s Counsel, in form and substance satisfactory to the Underwriters, acting reasonably, dated in the case of the Preliminary Prospectus, as of the date of the Preliminary Prospectus and, in the case of the Final Prospectus, as of the date of the Final Prospectus, to the effect that the French language version of any financial information included in the Preliminary Prospectus and the Final Prospectus, respectively, and in the Documents Incorporated by Reference is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(vi)

a “long-form” comfort letter of the Corporation’s Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Corporation’s Auditors within two Business Days of the date of the Final Prospectus) addressed to the Underwriters, the Corporation and the Directors in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Prospectus, including all Documents Incorporated by Reference, which

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letter shall be in addition to the auditors’ report incorporated by reference into the Prospectus and the auditors’ consent and comfort letters addressed to the securities regulatory authorities in the Qualifying Jurisdictions;

(vii)

an opinion of Corporation’s Counsel addressed to the Underwriters, the Corporation, the Directors and the Underwriters’ Counsel in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Final Prospectus regarding compliance with the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Purchased Shares; and

(viii)

prior to or concurrent with the filing of the Final Prospectus, evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Purchased Shares have been approved for listing on the TSX, subject to satisfaction of certain usual conditions set out therein.

(b)

Delivery of Prospectus Amendments

When the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to the Underwriters a signed copy of such Prospectus Amendment in the English and French language along with all Documents Incorporated by Reference which have not been previously delivered.  Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in clauses 4(a)(iii),(a)(iv), (a)(v), (a)(vii), and, to the extent in need of revision or supplement, 4(a)(vi) and 4(a)(viii).

(c)

Representations as to the Prospectus

Delivery of the Prospectus shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i)

all information and statements (except information and statements relating solely to the Underwriters) contained in the Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Shares;

(ii)

no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

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(iii)

such document complies fully with the requirements of Canadian Securities Laws.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Prospectus for the distribution of the Purchased Shares in compliance with the provisions of this Agreement and Canadian Securities Laws.

(d)

Commercial Copies

The Corporation shall deliver, without charge to the Underwriters, commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) in the English and French languages in such numbers and cities as the Underwriters may reasonably request.  Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after the issuance of the MRRS decision document under Canadian Securities Laws for the Preliminary Prospectus or the Final Prospectus, as the case may be.

(e)

Notice of Completion of Distribution

The Underwriters shall after the Closing Date:

(i)

use their commercially reasonable efforts to complete the distribution of the Purchased Shares as soon as reasonably practicable; and

(ii)

give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed the distribution of the Purchased Shares and of the total proceeds realized in each of the Qualifying Jurisdictions.

5.

Material Change During Distribution

(a)

Material Changes

During the period from the date hereof to the completion of the distribution of the Purchased Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i)

the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or any of its Subsidiaries;

(ii)

any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

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(iii)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation therein or which would result in the Prospectus not complying with Canadian Securities Laws.

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph 5(a).

(b)

Change in Canadian Securities Laws

If during the period of distribution of the Purchased Shares, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

(c)

Filings Relating to Material and Other Changes

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under Canadian Securities Laws as a result of facts or changes referred to in paragraphs 5(a) and 5(b); provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld.  The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Prospectus Amendment and shall allow the Underwriters to conduct any and all “due diligence” investigations which in the opinion of the Underwriters are reasonably required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Prospectus Amendment and to fulfil their obligations under Canadian Securities Laws.

(d)

Change in Closing Date

If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to paragraph 10, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i)

the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate receipts obtained for such filings and notice of such filings

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from the Corporation or the Corporation’s Counsel have been received by the Underwriters; and

(ii)

the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 4(b);

provided, however in no event shall the Closing Date be later than the Latest Closing Date.

6.

Services Provided by Underwriters

The Purchased Shares will be distributed in the Qualifying Jurisdictions in compliance with the Canadian Securities Laws.  In consideration for their services in acting as financial advisors to the Corporation, in assisting in the preparation of the Prospectus, participating in and managing selling or other groups for the sale of the Purchased Shares and in distributing the Purchased Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Purchased Shares, the Corporation agrees to pay to the Underwriters, out of the proceeds from the sale of the Purchased Shares, an Underwriters’ Fee equal to 5.0% of the aggregate Issue Price thereof.  The Underwriters’ Fee shall be payable to the Underwriters in the manner provided for in paragraph 7(a).

7.

(2)

Delivery of Purchase Price, Underwriting Fee and Certificates

The Closing shall be completed at the Closing Time at the offices of the Underwriters’ Counsel in Toronto, or at such other place in Toronto as the Underwriters and the Corporation may agree upon.  At the Closing Time, the Corporation shall deliver to the Underwriters a definitive certificate representing the Purchased Shares, if any, registered in the name of RBC DS or in such other name or names as RBC DS may notify the Corporation in writing not less than 48 hours prior to the Closing Time (or prior to noon (Toronto time) on the Friday prior to Closing if the Closing Date occurs on a Monday) against payment by the Underwriters to the Corporation for the Purchased Shares (if any), net of the Underwriters’ Fee), in lawful money of Canada by wire transfer made in accordance with instructions provided by the Corporation at least 48 hours prior to the Closing Time, together with a receipt signed by RBC DS on behalf of itself and the other Underwriters for such certificates.  The Underwriters shall contemporaneously deliver a receipt for the Underwriters’ Fee signed by RBC DS on behalf of itself and the other Underwriters.

(b)

Delivery of Certificates to Transfer Agent

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate or certificates representing the Purchased Shares on such date at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Purchased Shares registered in such names as shall be designated by the Underwriters not less than 48 hours prior to the Closing Time (or prior to 12:00 noon (Toronto time) on the Friday prior to Closing if the Closing Date occurs on a Monday).

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The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Purchased Shares contemplated by this paragraph 7(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Purchased Shares.

8.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in purchasing the Purchased Shares that:

(a)

the Corporation (i) is validly existing under the Business Corporations Act (British Columbia) and is up to date in all material regulatory filings under such act; (ii) is not in material default of any of its obligations under Canadian Securities Laws or U.S. Securities Laws; (iii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; (iv) has all requisite corporate power and authority to create, issue and sell the Purchased Shares, to enter into this Agreement and to carry out the provisions of this Agreement; and (v) has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with the provisions hereof and thereof;

(b)

each of the Material Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and (ii) is not in default of any material filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business;

(c)

the issued and outstanding shares and other securities of each of the Subsidiaries is held, beneficially and of record, as described in the AIF under the heading “Intercorporate Relationships-Corporate Structure” and, other than pursuant to share pledge agreements in favour of H. Morgan & Company and Kennecott Minerals Company and Tenedoramex S.A. de C.V. in respect of the shares of Bienvenidos and Minas de Oro Nacional, no other person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Subsidiaries.  The outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares;

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(d)

the Corporation has no other subsidiaries or equity interests in other persons which are engaged in active business or which possess any material assets or liabilities other than the Subsidiaries;

(e)

other than the Material Subsidiaries, none of the Subsidiaries carries on any active business nor are the assets or liabilities (whether actual, contingent or otherwise) of any one of them material to the Corporation and the Subsidiaries, considered as a whole;

(f)

the Corporation and each of the Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect;

(g)

none of the Corporation or any of the Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(h)

as at the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 66,590,401 Common Shares are issued and outstanding as at the date hereof;

(i)

all Currently Issuable Shares of the Corporation are disclosed in Schedule “A”, no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation;

(j)

no securities commission, stock exchange or other regulatory authority has issued any order preventing or suspending the use of the Prospectus or trading in the Common Shares;

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(k)

none of the issue of the Purchased Shares will be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.  There are no, and at the Closing Time there will be no, shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Corporation;

(l)

since December 31, 2003:

(i)

there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(ii)

there has not been any material change in the capital stock or long-term debt of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(iii)

there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Corporation or any Material Subsidiary that has not been publicly disclosed; and

(iv)

except as has been publicly disclosed, the Corporation and the Subsidiaries have carried on their business in the ordinary course;

(m)

since June 30, 2004 neither the Corporation nor any Subsidiary:

(i)

has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, other than as previously disclosed in the Documents Incorporated by Reference or otherwise incurred in connection with the development of the Salamandra Property;

(ii)

has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material other than as previously disclosed in the Documents Incorporated Reference; and

(iii)

has entered into any material transaction other than as previously disclosed in the Documents Incorporated by Reference;

(n)

the audited financial statements of the Corporation as at December 31, 2003 and 2002 and unaudited financial statements of the Corporation for any subsequent periods which have been delivered by the Corporation to its securityholders or otherwise form part of or have been included in a document that forms part of the Corporation’s Information Record prior to the Closing Date

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were prepared in accordance with Generally Accepted Accounting Principles in Canada applied on a basis consistent with prior periods and were complete and accurate as at the respective dates thereof and presented fairly the financial condition of the Corporation and the Subsidiaries for the periods then ended;

(o)

no Document Incorporated by Reference contained a misrepresentation as at its date of public dissemination;

(p)

other than as previously disclosed in the Documents Incorporated by Reference, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation (including any of its predecessor companies) or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Corporation, in any way materially adversely affects the Corporation and the Subsidiaries considered as a whole or the condition (financial or otherwise) of the Corporation and the Subsidiaries considered as a whole or which questions the validity of the issuance of any of the Purchased Shares or any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or any of the transactions contemplated hereby;

(q)

neither the Corporation nor any of the Subsidiaries is in default or in breach of, and the execution and delivery of this Agreement by the Corporation, the grant of the Underwriters’ Option by the Corporation, the performance and compliance with the terms of this Agreement and the sale of the Purchased Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under (i) any federal or provincial statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws, U.S. Securities Laws and the by-laws, rules and regulations of the TSX; (ii) its constating documents, by-laws or resolutions of the directors, shareholders or committees which are in effect at the date hereof; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Corporation or any Subsidiary or the property or assets of any of them; which conflict, breach, violation or default in any of the cases referred to in (i) to (iv) of this subparagraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(r)

the Corporation is a “reporting issuer” in the Provinces of British Columbia, Alberta, Ontario and Quebec, is not in default under any Canadian Securities Laws or U.S. Securities Laws and is in compliance, in all material respects, with

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the by-laws, rules and regulations of the TSX.  In particular, without limiting the foregoing, the Corporation is in compliance with its obligations to make timely disclosure of all material changes relating to it and since December 31, 2003 (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change.  The Corporation is eligible to qualify the distribution of the Purchased Shares using the short form prospectus procedures set out in National Instrument 44-101;

(s)

to the Corporation’s knowledge, the Corporation’s Auditors are independent public accountants as required by the Canadian Securities Laws;

(t)

other than as previously disclosed in the Documents Incorporated by Reference and except for discussions relating to the potential acquisition by the Corporation of land surrounding the Salamandra Property, or the potential sale of its La Fortuna property, none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

(i)

the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

(iii)

a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of any Subsidiary;

(u)

there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation;

(v)

the Corporation and the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and

- 17

the Subsidiaries, taken as a whole) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith;

(w)

neither the Corporation nor any Subsidiary, nor to the best of the Corporation’s knowledge, any other party, is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into by the Corporation or any Subsidiary which is material to the business of the Corporation or any Subsidiary on a consolidated basis and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would have a Material Adverse Effect;

(x)

none of the Canadian Customs and Revenue Agency or any foreign taxation authority has asserted or, to the best of the Corporation’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Subsidiary filed for any year which would have a Material Adverse Effect;

(y)

the Common Shares are listed and posted for trading on the TSX;

(z)

except for the mineral concession known as the Continuacion de Virgencita or as disclosed in any Document Incorporated by Reference, the Corporation and the Material Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, all of the material properties and assets thereof, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights are necessary for the conduct of the business of the Corporation or any Material Subsidiary as currently conducted, none of the Corporation or any Material Subsidiary knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights, and none of the Corporation or any Material Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof other than as disclosed in any Document Incorporated by Reference;

(aa)

except as otherwise disclosed in the AIF and except for the mineral concession known as the Continuacion de Virgencita, the Corporation and the Material Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims, exploration permits or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Corporation and the Material Subsidiaries have interests under valid, subsisting and enforceable title documents or other recognized and

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enforceable agreements or instruments, sufficient to permit the Corporation or applicable Material Subsidiary to explore the minerals relating thereto, all property leases or claims in which the Corporation or any Material Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation and the Material Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and the Material Subsidiaries have an interest granting the Corporation or applicable Material Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or applicable Material Subsidiary, with only such exceptions as do not materially interfere with the use made by the Corporation or applicable Material Subsidiary of the rights or interests so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Material Subsidiary;

(bb)

any and all of the agreements and other documents and instruments pursuant to which the Corporation or any Material Subsidiary holds an interest in the properties and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with any terms thereof, none of the Corporation or any Material Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences, permits and claims pursuant to which the Corporation or any Material Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence, permit or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid, other than defaults which would not have a material adverse effect on the business, condition (financial or otherwise), affairs, properties, assets or operations of the Corporation and the Subsidiaries, taken as a whole.  None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Material Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(cc)

the Corporation and the Subsidiaries:

(i)

and their respective properties, assets and operations thereof comply in all material respects with all applicable “Environmental Laws” (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational

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health and safety, or any “Environmental Activity” (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a “Contaminant” (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)

do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the properties, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and, to the knowledge of the Corporation, neither the Corporation nor any Subsidiary nor any of the properties, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any “Governmental Authority” (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)

have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation and the Subsidiaries do not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or any Subsidiary or the properties, assets, business or operations thereof;

(iv)

do not store any hazardous or toxic waste or substance on the property thereof in a manner contrary to any Environmental Laws, and have not

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disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises or properties at which the Corporation or any Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(v)

to the knowledge of the Corporation, are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration, development and mining activities) or non-compliance with Environmental Law;

(dd)

the Corporation has not withheld from the Underwriters any facts relating to the Corporation, the Subsidiaries, the properties or the Offering that would be material to a person intending to make an equity investment in the Corporation;

(ee)

the Corporation will obtain, prior to the filing of the Final Prospectus, all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws, U.S. Securities Laws and the by-laws, rules and regulations of the TSX necessary to the performance by the Corporation of its obligations under this Agreement;

(ff)

the proceeds of the Offering, net of the Underwriters’ Fee and other expenses of the Offering, will be used for the purposes set out in the Preliminary Prospectus under the heading “Use of Proceeds”;

(gg)

the Corporation will use its commercially reasonable efforts to ensure that the Common Shares remain listed and posted for trading on the TSX;

(hh)

prior to the filing of the Final Prospectus and any Supplementary Material, the Corporation will allow the Underwriters to participate fully in the preparation of the Final Prospectus and any Supplementary Material and will allow the Underwriters to conduct all due diligence which it may reasonably require to conduct in order to fulfil its obligations and in order to enable it responsibly to execute the certificate required to be executed by it at the end of the Final Prospectus and any Supplementary Material;

(ii)

the Corporation will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material (collectively, the “Offering Documents”) as it may reasonably request for the purposes contemplated hereunder and contemplated by the Canadian Securities Laws and such delivery shall constitute the consent of the Corporation to the use of such documents in connection with the distribution of the Purchased Shares, subject to the provisions of the Canadian Securities Laws and the provisions of this Agreement;

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(jj)

the Offering Documents will, at the respective dates of delivery thereof, contain full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and the Purchased Shares (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(kk)

none of the Offering Documents will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein) and there is no fact known to the Corporation which the Corporation has not disclosed to the Underwriters which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or which would otherwise reasonably be considered to be material to any person intending to make an equity investment in the Corporation;

(ll)

this Agreement has been, or will be by the Closing Time, duly authorized, executed and delivered by the Corporation and is legally binding upon the Corporation and is enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.  At the Closing Time all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Purchased Shares, and upon their issuance, the Purchased Shares will be validly issued and outstanding as fully paid and non-assessable;

(mm)

the Preliminary Prospectus and the Final Prospectus will contain the disclosure required by Canadian Securities Laws and will accurately summarize, in all material respects, the attributes of the Treasury Shares and the Optioned Shares;

(nn)

other than the Underwriters there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(oo)

the Corporation will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Purchased Shares, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a material change or change in a material fact relating solely to the Underwriters) or any event or

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development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any Supplementary Material or could render any of the foregoing not in compliance with any of the Canadian Securities Laws;

(pp)

in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph, the Corporation will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplementary Material, as the case may be, or press release and material change report as may be required under the Canadian Securities Laws and shall comply with all other applicable filing and other requirements under the Canadian Securities Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the Purchased Shares and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Supplementary Material.  The Corporation shall not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Corporation shall not be required to file a registration statement or either register or qualify the Purchased Shares for distribution outside of Canada;

(qq)

the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs;

(rr)

the minute books and corporate records of the Corporation and the Material Subsidiaries made available to counsel to the Underwriters, or its local agent counsel in connection with its due diligence investigation of the Corporation for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are exact duplicates of the original minute books and records of the Corporation and the Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the

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Corporation and the Material Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Corporation or the Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters and which are material in the context of the Corporation;

(ss)

the Corporation shall obtain, prior to the filing of the Final Prospectus a legal opinion as to title to the Salamandra Property (as such term is defined in the AIF) and other matters dated the date of the Final Prospectus from local counsel to the Corporation in form and substance satisfactory to the Underwriters acting reasonably; and

(tt)

neither the Treasury Shares nor the Optioned Shares will constitute “foreign property” for the purposes of the Income Tax Act (Canada).

The representations, warranties and covenants of the Corporation set out in the schedules to this Agreement are hereby incorporated herein by reference.

9.

Conditions to the Purchase of the Treasury Shares

The obligation of the Underwriters to purchase the Purchased Shares on the Closing Date shall be subject to the accuracy of the representations and warranties of the Corporation contained herein both as of the date hereof and as of the Closing Date, the performance by the Corporation of its obligations hereunder and the following additional conditions:

(i)

the Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters and the Underwriters’ Counsel, in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, dated the Closing Date from the Corporation’s Counsel, or local counsel, as appropriate, with respect to the following matters:

(A)

the Corporation is existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and authority to carry on the activities of the Corporation as now carried on and contemplated by the Prospectus and to issue and sell the Purchased Shares to be issued and sold in the manner provided in this Agreement and to enter into this Agreement and to carry out its obligations hereunder;

(B)

this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms except that: (i) no opinion need be expressed as to the

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enforcement of rights of indemnity and contribution hereunder; (ii) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors’ rights; (iii) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction and (iv) such opinion may be subject to such other usual qualifications relating to enforceability;

(C)

the execution and delivery of this Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation and the issue and sale of the Purchased Shares does not conflict with the laws of the Province of British Columbia or the federal laws of Canada applicable therein or the terms, conditions or provisions of the articles or by-laws of the Corporation (whether after notice or lapse of time or both) or to the knowledge of Corporation’s Counsel any resolutions of the Directors or Shareholders;

(D)

subject to the qualifications set out therein, confirming the opinion statements in the Final Prospectus under the heading “Eligibility for Investment” with such opinion to be supported with respect to matters of fact, by the appropriate certificate of the Corporation executed on its behalf by a senior officer of the Corporation;

(E)

the attributes of the Purchased Shares are consistent in all material respects with the description of the Common Shares in the Prospectus and the Purchased Shares have been validly created and issued as fully paid and non-assessable;

(F)

the Purchased Shares have been approved for listing on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(G)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under applicable securities laws of the Qualifying Jurisdictions have been obtained by the Corporation under the laws of each Qualifying Jurisdiction to qualify the Purchased Shares for sale to the public in each of such Qualifying Jurisdictions through registrants properly registered under the applicable legislation of such Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation;

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(H)

regarding compliance with the laws of the Province of Quebec relating to the use of the French language in connection with the documents (including the Prospectus) to be delivered to purchasers in the Province of Quebec;

(I)

the form of definitive share certificate representing the Purchased Shares complies with all legal requirements of the Business Corporations Act (British Columbia), the articles and by-laws of the Corporation; and

(J)

Pacific Corporate Trust Company at its principal offices in the Vancouver, British Columbia and Toronto, Ontario is duly appointed as transfer agent and registrar for the Common Shares;

and in providing such opinion, counsel may rely upon the opinions of other local counsel where they deem such reliance proper as to the laws other than those of Canada and the Province of British Columbia and as to matters of fact, on certificates or letters of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials;

(ii)

if the Underwriters provide certificates regarding compliance with Rule 506 of Regulation D of the U.S. Securities Act, in the form of Exhibit 2 attached to Schedule B, the Underwriters shall have received a favourable legal opinion from the Corporation’s United States counsel, dated the Closing Date and addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the availability of an exemption from the registration requirements under the securities laws of the United States in connection with sale in the United States of the Purchased Shares by the Corporation to Substituted Purchasers for the Underwriters;

(iii)

the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters’ Counsel with respect to transactions referred to in and contemplated by this Agreement, as the Underwriters may reasonably request; provided that the Underwriters’ Counsel shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the Province of Ontario and as to matters of fact, on certificates of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials, and provided further that the Underwriters’ counsel shall be entitled to rely upon the opinion of the Corporation’s Counsel with respect to the matters in paragraph 9(i);

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(iv)

the Underwriters shall have received at the Closing Time a letter dated the Closing Date from the Corporation’s Auditors addressed to the Underwriters, the Corporation and the Directors, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to paragraph 4(a)(vi) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changes shall be acceptable to the Underwriters acting reasonably;

(v)

the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by an appropriate officer of the Corporation addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Corporation, the authorizing resolutions relating to this Agreement, the Prospectus and the incumbency and specimen signatures of signing;

(vi)

the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, and signed on behalf of the Corporation by two senior officers of the Corporation addressed to the Underwriters certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Prospectus, that:

(A)

the Corporation has duly complied with all covenants and satisfied all the terms and conditions in this Agreement on its part to be performed or satisfied at or prior to the Closing Time;

(B)

no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Purchased Shares or any other securities of the Corporation in any of the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or are contemplated or threatened under any of the Canadian Securities Laws or U.S. Securities Laws or by any other regulatory authority;

(C)

since the respective dates as of which information is given in the Final Prospectus, as amended by any Prospectus Amendment, except as set forth in and contemplated by the Final Prospectus as so amended, to the date of such certificate, there has been no material change (actual or anticipated) in any of the business, affairs, operations, assets and liabilities (contingent or otherwise)

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of the Corporation together with the Subsidiaries considered as a whole or in the capital of the Corporation, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be;

(D)

all necessary consents, approvals and authorizations, including those which have been obtained or which may be required under the securities laws of each of the Qualifying Jurisdictions, which are required for the consummation by the Corporation of the transactions contemplated by this Agreement have been obtained;

(E)

on or before the filing of the Final Prospectus, the TSX have respectively approved the listing of the Purchased Shares on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(F)

the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time on the Closing Date, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(G)

all information and statements contained in the Prospectus are, as at the Closing Time, true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Shares, and no material fact has been omitted therefrom (except that no certification shall be given regarding facts or information relating solely to or furnished by the Underwriters) which is required to be stated or which is necessary to make any statements or information contained therein not misleading in light of the circumstances in which they were made; and

(H)

each of the Subsidiaries is incorporated and is existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on the activities as now carried on by it and contemplated by the Prospectus;

(vii)

the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued share capital of the Corporation; and

(viii)

the Underwriters shall have received such other instruments and closing documents as they may reasonably require.

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10.

Termination Rights

(a)

Material Change

If, prior to the Closing Time, there should occur any fact or change such as is contemplated in paragraph 5(a) or 5(b) or the Underwriters become aware of any undisclosed material information relating to the Corporation or its Subsidiaries taken as a whole which, in the reasonable opinion of the Underwriters or any of them, might reasonably be expected to have a significant adverse effect on the market price, value, investment qualities or marketability of the Common Shares or Purchased Shares, any of the Underwriters shall be entitled, at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(b)

Disaster Out

If, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, any change or development involving a prospective change in national or international political, financial or economic conditions, or any event, action, condition, law, governmental regulation, enquiry or other development or occurrence of any nature whatsoever which, in the reasonable opinion of any of the Underwriters, seriously adversely affects or involves, or may seriously affect or involve, the Canadian or United States financial markets or the business, operations or affairs of the Corporation together with the Subsidiaries considered as a whole, any of the Underwriters shall be entitled at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(c)

Conditions

The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any of such conditions shall entitle any of the Underwriters, at its option, but subject to paragraph 10(d), to terminate its obligations to purchase Treasury Shares by notice to that effect given to the Corporation at the Closing Time unless otherwise expressly provided in this Agreement.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(d)

Exercise of Termination Rights

The rights of termination contained in paragraphs 10(a), (b) and (c) may be exercised by any one or more of the Underwriters; and such rights of termination are in addition

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to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.  In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise after such termination under paragraph 11, 12, 14 or 15.  A notice of termination given by an Underwriter under paragraph 10(a), (b) or (c) shall not be binding upon any other Underwriter.

11.

(3)

Indemnity

To the extent permitted by law, the Corporation agrees to protect, hold harmless and indemnify each of the Underwriters and each and every one of the Indemnified Persons from and against all Losses which any such Underwriter or any of them may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

(i)

any information or statement (except any information or statement relating solely to the Underwriters) contained in the Prospectus or in any certificate of the Corporation delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)

any omission or alleged omission to state in the Prospectus or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Underwriters) in the Prospectus or based upon any failure to comply with Canadian Securities Laws or U.S. Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Shares in any of the Qualifying Jurisdictions;

(iv)

any breach of a representation or warranty made in this Agreement by the Corporation or the failure of the Corporation to comply with any of its obligations hereunder; or

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(v)

the Corporation not complying with any requirement of any Canadian Securities Laws or U.S. Securities Laws applicable to it in connection with the offering and sale of the Purchased Shares as contemplated hereby.

(b)

Exception

Notwithstanding the foregoing, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that:

(i)

the Indemnified Person has been grossly negligent or dishonest or has committed any fraudulent act; and

(ii)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in paragraph 11(b)(i).

(c)

Notification of Claims

If any matter or thing contemplated by this paragraph 11 (any such matter or thing being referred to as a “Claim”) is asserted against any one or more of the Indemnified Persons, such Indemnified Person will notify the Corporation as soon as reasonably practicable in writing of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Claim may be made by the Corporation or the Indemnified Person without the prior written consent of the other party and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(d)

Retaining Counsel

In any such Claim, the Indemnified Person shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Corporation on behalf of itself and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Corporation on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them.  Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this paragraph 11(d), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless (i) the Corporation and the Indemnified Persons have mutually agreed to retention of more than one legal counsel for the Indemnified Persons or (ii) the Indemnified Persons have or any one of them has been advised in writing by legal counsel thereto that representation of all of the

- 31

Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests among them.  Notwithstanding the foregoing, the Corporation shall not be liable for any settlement of any Claim unless the Corporation has consented in writing to such settlement, such consent not to be unreasonably withheld.

12.

(4)

Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 11 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters, severally, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all Losses of a nature contemplated in paragraph 11 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters pursuant to paragraph 6 bears to the aggregate offering price of the Treasury Shares and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately.  The Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion of such fee actually received.  However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person or company who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b)

Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by statute or otherwise at law.

(c)

Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)

the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in paragraph 12(a); and

(ii)

the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d)

Notice

If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Corporation shall not relieve the Corporation of any

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obligation which it may have to the Underwriters under this paragraph except to the extent by which the Corporation is prejudiced by such failure.

If  the Corporation has reason to believe that a claim for contribution may arise, it shall give the Underwriters notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters shall not relieve either Underwriter of any obligation which it may have to the Corporation under this paragraph except to the extent by which such Underwriter is prejudiced by such failure.

(e)

Right of Contribution in Favour of Others

With respect to paragraph 11 and this paragraph 12, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents and trustees for each Indemnified Person.

13.

Severability

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

14.

Expenses

Whether or not the sale of the Purchased Shares shall be completed, except as specifically provided below, all expenses of or incidental to the creation, issue, delivery and sale of the Purchased Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, shall be borne by the Corporation directly, including, without limitation, (i) expenses payable in connection with the qualification of the Purchased Shares for distribution; (ii) all costs incurred in connection with the preparation, translation and printing of the Prospectus, (iii) all costs of the certificates representing the Purchased Shares, (iv) all costs incurred to list the Purchased Shares on the TSX and (v) all fees and disbursements of the Corporation’s Auditors and the Corporation’s Counsel and all other local counsel to the Corporation.  The “out of pocket” expenses incurred by the Underwriters, including, without limitation, the fees and disbursements of the Underwriters’ Counsel, shall be borne by the Underwriters, provided that if Closing does not occur, other than by reason of a failure of any Underwriter to comply with the provisions hereof, the Corporation shall reimburse the Underwriters for all of their reasonable “out of pocket” expenses, including all reasonable fees and disbursements of the Underwriters’ Counsel.

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15.

(5)

Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Treasury Shares shall be several and not joint and several and shall be limited as regards each Underwriter to the percentage of the Treasury Shares set out opposite the name of such Underwriters respectively below:

RBC Dominion Securities Inc.	40%
GMP Securities Ltd.	30%
BMO Nesbitt Burns Inc.	20%
Haywood Securities Inc.	5%
McFarlane Gordon Inc.	5%
100%

Subject to paragraph 15(b), if any one or more of the Underwriters fails to purchase its applicable percentage of the Treasury Shares at the Closing Time the remaining Underwriter or Underwriters, as the case may be, shall have the right, but shall not be obligated, to purchase such Treasury Shares.  If more than one Underwriter wishes to purchase such Treasury Shares then each such Underwriter shall purchase such Treasury Shares on a pro rata basis with regards to the percentage of Treasury Shares set out opposite the name of such Underwriter respectively above.  In the event that such right is not exercised by one or more of the remaining Underwriters, each such Underwriter which is not in default shall be relieved of all obligations to the Corporation.  Nothing in this paragraph shall relieve from liability to the Corporation, any such Underwriter which shall be so in default.  In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under paragraphs 11, 12 and 14.  Nothing in this Agreement shall obligate a U.S. broker-dealer affiliate or any of the Underwriters to purchase Treasury Shares.  Any U.S. broker-dealer that makes offers and sales of the Treasury Shares to U.S. persons will do so only as an agent for an Underwriter.

(b)

Rights to Purchase of the Other Underwriter

If any one or more of the Underwriters shall exercise its right of termination under paragraph 10, the remaining Underwriter or Underwriters, as the case may be, shall have the right, but shall not be obligated, to purchase on a pro rata basis all of the percentage of the Treasury Shares which would otherwise have been purchased by any such Underwriter which has so exercised its right of termination.

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(c)

Corporation Not Obliged to Sell Less than All

Nothing in this paragraph 15 shall oblige the Corporation to sell to the Underwriters less than all of the Treasury Shares.

16.

Concurrent Offerings

The Corporation shall not, directly or indirectly, without the prior written consent of RBC DS, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending 90 days following the Closing Date, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (“Equity Securities”), or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Equity Securities, whether any such transaction at (i) or (ii) of this paragraph may be settled by delivery of Equity Securities or cash or otherwise, other than: (A) pursuant to the Currently Issuable Shares and (B)  the sale of the Purchased Shares.

17.

Survival of Representations and Warranties

The representations, warranties, obligations and agreement of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Purchased Shares shall survive the purchase of the Purchased Shares for a period of two years and shall continue in full force and effect for a period of two years unaffected by any subsequent disposition of the Purchased Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus or the distribution of the Purchased Shares.

18.

Time of the Essence

Time shall be of the essence of this Agreement.

19.

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

20.

Funds

All funds referred to in this Agreement shall be in Canadian dollars.

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21.

Notice

Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy to:

If to the Corporation, addressed and sent to:

Alamos Gold Inc.

1503 – 110 Yonge Street

Toronto, Ontario

M5C 1T4

Attention:   John McCluskey

Fax:   (416) 368-2934

with a copy to (for information purposes only and not constituting notice):

Axium Law Group

Four Bentall Centre

Suite 3350

1055 Dunsmuir Street

PO Box 49222

Vancouver, British Columbia

V7X 1L2

Attention:

Joseph Giuffre

Telecopier:

(604) 692-4900

If to RBC Dominion Securities Inc., addressed and sent to:

RBC Dominion Securities Inc.
4th Floor
200 Bay Street, South Tower
Royal Bank Plaza
Toronto, ON  M5J 2W7

Attention:Ewan Mason
Fax No.:(416) 842-7527

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If to GMP Securities Inc., addressed and sent to:

GMP Securities Inc
145 King Street West
11th Floor

Toronto, ON M5H 1J8

Attention:

Mark Wellings

Fax No.:

(416) 943-6160

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.
1 First Canadian Place
PO Box 150
100 King Street West
4th Floor

Attention:

Egizio Bianchini

Fax No.:

(416) 359-5143

If to Haywood Securities Inc., addressed and sent to:

Haywood Securities Inc.
400 Burrard Street
Suite 1100

Vancouver, BC  V6C 3A6

Attention:

Keith Peck

Fax No.:

(604) 643-1199

If to McFarlane Gordon Inc., addressed and sent to:

McFarlane Gordon Inc.
26 Wellington Street E.
Suite 900
Toronto, ON  M5E 1S2

Attention:

David Greifenberger
Fax:(416) 864-7359

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If to any of the Underwriters, with a copy (for informational purposes only and not constituting formal notice) to:

Fasken Martineau DuMoulin LLP
Toronto-Dominion Bank Tower
37th Floor
Toronto, ON  M5K 1N6

Attention:

John S.M. Turner

Fax No.:

(416) 364-7813

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. (Toronto time) on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. (Toronto time) on a Business Day.

22.

Authority of RBC Dominion Securities Inc.

RBC DS is hereby authorized by each of GMP Securities Ltd., BMO Nesbitt Burns Inc., Haywood Securities Inc. and McFarlane Gordon Inc. to act on their behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with paragraph 21 or agreement entered into by or on behalf of the Underwriters by RBC DS which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to paragraph 11(b) which consent shall be given by the Indemnified Person, a notice of termination pursuant to paragraph 10 which notice may be given (subject to paragraph 10(d)) by any of the Underwriters, or any waiver pursuant to paragraph 10(c), which waiver must be signed by all of the Underwriters.  RBC DS shall consult with each of GMP Securities Ltd., BMO Nesbitt Burns Inc., Haywood Securities Inc. and McFarlane Gordon Inc. concerning any matter in respect of which it acts as representative of the Underwriters.

23.

Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

24.

Schedules

The Schedules hereto form an integral part of this Agreement.

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25.

Entire Agreement

This Agreement shall constitute the entire agreement between the parties with respect to the subject matter of this Agreement and shall not be changed, modified or rescinded, except in writing signed by the parties.  The provisions of this Agreement supersede all contemporaneous oral agreements and all prior oral and written quotations, communications, agreements and understandings of the parties with respect to the subject matter of this Agreement.

[The remainder of this page is intentionally left blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to RBC DS upon which this letter as so accepted shall constitute an agreement among us.

RBC DOMINION SECURITIES INC.
Per:	“Ewan Mason”
Ewan Mason
Managing Director

GMP SECURITIES LTD.
Per:	“Mark Wellings“
Mark Wellings
Director, Investment Banking
BMO NESBITT BURNS INC.
Per:	“Egizio Bianchini”
Egizio Bianchini
Managing Director

HAYWOOD SECURITIES INC.
Per:	“Keith Peck”
Keith Peck
Vice President and Director

MCFARLANE GORDON INC.
Per:	“David Greifenberger”
David Greifenberger
Managing Director

The foregoing is accepted and agreed to as of the date first above written.

ALAMOS GOLD INC.
By:	“John A. McCluskey”
John A. McCluskey
President and Chief Executive Officer

SCHEDULE A

Outstanding Convertible Securities

STOCK OPTIONS

	Number of shares	Exercise price ($ Cdn. )	Expiry date

Director stock options	528,500	2.50	December 9, 2008
	357,483	1.13	July 23, 2008
	510,000	2.25	June 25, 2009
	150,000	0.76	January 30, 2008
	100,000	1.00	July 22, 2007
	182,500	1.16	June 3, 2007
	42,517	0.47	February 23, 2006

	1,871,000

Employee stock options	355,000	2.50	December 9, 2008
	200,000	1.13	July 23, 2008
	110,000	2.75	February 12, 2009
	730,000	2.25	June 25, 2009
	50,000	1.00	July 22, 2007

	1,445,000

Total Outstanding and exercisable	3,316,000

WARRANTS

Number of shares	Exercise price Cdn. $	Expiry date

5,000,000	3.50	April 8, 2006

SCHEDULE B

UNITED STATES OFFERS AND SALES

As used in this Schedule B, the following terms shall have the meanings indicated:

Accredited Investor	means an “accredited investor” as defined in Rule 501(a) of Regulation D;
affiliate	means an “affiliate” as defined in Rule 405 under the U.S. Securities Act;
Directed Selling Efforts

means “directed selling efforts” as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Shares offered pursuant to Regulation S, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Purchased Shares;

Foreign Issuer	means a “foreign issuer” as that term is defined in Regulation S;
Regulation D	means Regulation D under the U.S. Securities Act;
Regulation S	means Regulation S under the U.S. Securities Act;
SEC	means the United States Securities and Exchange Commission;
Subscription Agreement	means the form of subscription agreement attached to the U.S. Private Placement Memorandum as Exhibit 1;
Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Regulation S;
Underwriters Certificate	means the Underwriters Certificate attached to this Schedule B as Exhibit 2;
United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

- B2 -

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended;
U.S. Person	means “U.S. person” as that term is defined in Regulation S;
U.S. Placement Agent	means a registered U.S. broker dealer affiliate of an Underwriter who participates in the offer of the Purchased Shares in the United States;
U.S. Private Placement Memorandum	means the offering memorandum for the offering of the Purchased Shares in the United States attached to this Schedule B as Exhibit 1; and
U.S. Securities Act	means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule “B” shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule “B” is attached.

A.

Representations, Warranties and Covenants of the Underwriter

The Underwriters acknowledge that the Purchased Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold, except in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.  Accordingly, each of the Underwriter represents, warrants and covenants to and with the Corporation that:

1.

It has offered and sold, and will offer and sell the Purchased Shares only outside the United States to persons who are not, and are not acting on behalf of, U.S. Persons in accordance with Rule 903 of Regulation S or to Substituted Purchasers that are Accredited Investors as provided in paragraphs 2 through 8 below.  Accordingly, neither the Underwriter, its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 8 below): (i) any offer to sell or any solicitation of an offer to buy, any Purchased Shares to or for the benefit of any U.S. Person or person in the United States, (ii) any sale of Purchased Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter or affiliates or persons acting on its behalf reasonably believe that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Purchased Shares.

2.

All offers and sales of Purchased Shares to persons in the United States or to U.S. Persons (collectively, “U.S. Placees”) have been or will be made by the U.S. Placement Agents in accordance with applicable U.S. federal and state broker-dealer requirements.  All U.S. Placement Agents are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc.

- B3 -

3.

Any offer, sale or solicitation of an offer to buy the Purchased Shares that has been made or will be made to U.S. Placees that are Accredited Investors in transactions that are exempt from registration pursuant to Rule 506 of Regulation D under the U.S. Securities Act and available exemptions under all applicable state securities laws.

4.

It has not used and will not use any written material in connection with the offering of the Purchased Shares in the United States other than the U.S. Private Placement Memorandum, including the Prospectus (together, the “Offering Documents”).  Immediately prior to transmitting the Offering Documents to offerees in the United States or to or on behalf of any U.S. Person, the Underwriters and the U.S. Placement Agents had reasonable grounds to believe and did believe that each offeree was an Accredited Investor and, on the date of this representation they continue to believe that each Purchaser in the United States or person who is a U.S. Person or is purchasing Purchased Shares on behalf of a U.S. Person is an Accredited Investor.

5.

None of the Underwriter, its affiliates or any person acting on its or their behalf has used or will use any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or has offered or will offer to sell the Purchased Shares in any manner involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act.

6.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Shares except with its affiliates, any selling group members or with the prior written consent of the Corporation.  The Underwriter shall cause the U.S. Placement Agent and each affiliate or selling group member participating in the distribution of the Purchased Shares to agree, for the benefit of the Corporation, to the same provisions contained in this Schedule “B” as apply to the Underwriter as if such provisions applied to such persons.

7.

All purchasers of Purchased Shares that are U.S. Placees shall be informed that the Purchased Shares have not been and will not be registered under the U.S. Securities Act and the Purchased Shares are being offered and sold to such U.S. Placees in reliance upon an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D.

8.

Prior to completion of any sale of Purchased Shares to U.S. Placees, each U.S. Placee will be required to complete and execute a Subscription Agreement.

9.

At each Closing, the Underwriters and the U.S. Placement Agents will provide a certificate substantially in the form of Exhibit 2 to this Schedule B, relating to the manner of the offer and sale of the Purchased Shares in the United States.

- B4 -

10.

Neither the Underwriters, their affiliates or any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares.

B.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Underwriters and the U.S. Placement Agents that:

1.

The Corporation is, and at the Closing will be, a Foreign Issuer with no Substantial U.S. Market Interest in any of its securities.

2.

During the period in which the Purchased Shares are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (except the Underwriter, its affiliates and any person acting on its or their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States, has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or Rule 903 of Regulation S to be unavailable for offers and sales of Purchased Shares pursuant to this Underwriting Agreement.

3.

None of the Corporation, its affiliates or any person acting on its or their behalf (except the Underwriter, its affiliates and any person acting on its or their behalf, as to which no representation is made) has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Purchased Shares in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

4.

The Corporation has not offered or sold, for a period of six months prior to commencement of the offering of the Purchased Shares and will not offer or sell any securities in a manner that would be integrated with the offer and sale of the Purchased Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Purchased Shares to the U.S. Placees.

5.

The Corporation is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

6.

None of the Corporation or any of its affiliates or any person acting on its or their behalf (except the Underwriter, its affiliates and any person acting on its or their behalf, as to which no representation is made) has offered or sold or will offer or sell any of the Purchased Shares to U.S. Placees except for Purchased Shares offered and sold through the U.S. Placement Agent in accordance with this Schedule.

- B5 -

7.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.

The Corporation will, within fifteen (15) days after the first sale of Purchased Shares in the United States, prepare and file with the SEC a notice on Form D with respect to the Securities and will file all amendments required to be filed as a result of subsequent sales of Securities in the United States.  The Corporation shall also prepare and file within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any securities sold pursuant to Rule 506 of Regulation D.

EXHIBIT 1 TO SCHEDULE “B”

U.S. Private Placement Memorandum

SUBJECT TO COMPLETION
U.S. PLACEMENT MEMORANDUM

CONFIDENTIAL
SUBJECT TO COMPLETION

ALAMOS GOLD INC.

Private Placement of Common Shares
_______________________

The placement of common shares (the “Common Shares”) of Alamos Gold Inc. (the “Corporation”) in the United States and to, or for the account or benefit of, U.S. persons is being made only to “accredited investors,” as defined in Rule 501(a) (“Accredited Investors”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), concurrently with a public offering of the Common Shares being made in Canada as described in the accompanying Canadian preliminary short-form prospectus dated October 18, 2004 (such short-form prospectus being referred to in this U.S. Placement Memorandum as the “Canadian Prospectus”).  The Common Shares are being offered in the United States and to, or for the account or benefit of, U.S. persons (the “U.S. Placement”) by certain of the underwriters named in the Canadian Prospectus (“Underwriters”), through their United States affiliates (“U.S. Affiliates”), for sale by the Corporation to Accredited Investors pursuant to Rule 506 of Regulation D under the U.S. Securities Act and in accordance with the Underwriting Agreement referred to under “Plan of Distribution” in the Canadian Prospectus.  The terms “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

Price:  Cdn$3.00 per Common Share

The Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold only (i) in the U.S. Placement exclusively to Accredited Investors in accordance with Rule 506 of Regulation D under the U.S. Securities Act or (ii) outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the U.S. Securities Act.  The Common Shares may only be resold or transferred in a transaction that is in accordance with the restrictions referred to below under “Notice to Investors and Transfer Restrictions.”

The Common Shares have not been recommended by any Canadian securities commission, the Securities and Exchange Commission or any state securities commission or regulatory authority, nor have any of the foregoing authorities passed on the accuracy or adequacy of this U.S. Placement Memorandum, the accompanying Canadian Prospectus or the information incorporated by reference into the Canadian Prospectus.  Any representation to the contrary is a criminal offense.

In connection with this offering, and in accordance with applicable Canadian securities regulatory policies, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

The information in this Memorandum is not complete and may be changed.  These securities may not be sold prior to the time the Memorandum is delivered in final form.  This Memorandum is not an offer to sell these securities and the Company is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information contained herein is delivered on a confidential basis to each offeree in the U.S. Placement solely to enable such offeree to evaluate the Common Shares, and does not constitute an offer to any other person or to the public generally to subscribe for or purchase any of the Common Shares.  Distribution of this information to any person other than such offeree, or those persons, if any, retained to advise such offeree with respect hereto is unauthorized, and any disclosure of any of this information without the prior written consent of the Corporation is prohibited.  Each such offeree, by accepting delivery of this information, agrees to the foregoing and further agrees to make no photocopies of this information or of any documents attached hereto.  The Corporation, the Underwriters and the U.S. Affiliates reserve the right to reject any offer to purchase Common Shares, in whole or in part, for any reason.

For information concerning the Common Shares being offered in the U.S. Placement, see “Description of Share Capital” in the Canadian Prospectus.  For certain risk factors relating to the Common Shares, see “Risk Factors” in the Canadian Prospectus and “Risk Factors” in the Corporation’s Initial Annual Information Form for the year ended December 31, 2003 and dated June 22, 2004, which was submitted to the United States Securities and Exchange Commission (“SEC”) in the Corporation’s annual report on Form 40-F on June 4, 2004, and the Corporation’s Initial Annual Information Form Form 6-K on July 26, 2004, which is incorporated by reference into the Canadian Prospectus.

None of the Underwriters or the U.S. Affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set forth herein, in the Canadian Prospectus, in the information incorporated by reference into the Canadian Prospectus or in any other written or oral communication transmitted or made available to an offeree, and each of them expressly disclaims any and all liability based on such information or omissions therefrom.  No dealer, salesman or any other person has been authorized by the Corporation, any Underwriter or any U.S. Affiliate to give any information to any offeree or its advisors other than this U.S. Placement Memorandum, the Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus or to make any representations in connection with the issue or sale of the Common Shares and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, any Underwriter or any U.S. Affiliate.  Neither the delivery of this U.S. Placement Memorandum, the accompanying Canadian Prospectus or the information incorporated by reference into the Canadian Prospectus nor any sale made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained in this U.S. Placement Memorandum, the accompanying Canadian Prospectus or the information incorporated by reference into the Canadian Prospectus is correct as of any time subsequent to the date hereof and thereof.  Each offeree, prior to purchasing any Common Shares, should perform its own investigation and analysis of the Corporation and the terms of the offering of the Common Shares.

The Corporation is a corporation governed by the Company Act (British Columbia).  Most or all of the Corporation’s assets are located outside the United States.  The Corporation, certain of the directors and officers of the Corporation and certain of the experts named in the Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus are residents of countries other than the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon the Corporation and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Corporation and such persons under the United States federal securities laws.

Each person receiving this U.S. Placement Memorandum acknowledges that (i) such person has not relied on any of the Underwriters or any of the U.S. Affiliates in connection with (a) its investigation of the accuracy of this U.S. Placement Memorandum, the accompanying Canadian Prospectus or the information incorporated by reference into the Canadian Prospectus or (b) its investment decision and (ii)

no person is authorized in connection with any offering made hereby to give any information or make any representation other than as contained in this U.S. Placement Memorandum, the accompanying Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, any of the Underwriters or any of the U.S. Affiliates.

Taxation

Prospective investors should be aware that purchasing, holding and disposing of the Common Shares may have tax consequences under the laws of both Canada and the United States.  Such consequences for holders that are residents of, or citizens of, or otherwise subject to taxation in the United States are not described in this U.S. Placement Memorandum or the Canadian Prospectus.  Prospective investors are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their tax advisors concerning investment in the Common Shares.

Canadian Prospectus and Available Information

This U.S. Placement Memorandum is accompanied by the Canadian Prospectus, which has been filed by the Corporation with the securities regulatory authorities in the provinces of British Columbia, Alberta, Quebec and Ontario in Canada, for the purpose of qualifying the Common Shares for sale therein.  The Canadian Prospectus incorporates by reference certain documents that have been filed by the Corporation with the securities regulatory authorities in Canada.  The Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus are incorporated by reference herein, and this U.S. Placement Memorandum is qualified in its entirety by the more detailed information contained in the Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus.

The Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus have been filed by the Corporation with the securities regulatory authorities in Canada on SEDAR, an electronic database maintained on behalf of the Canadian provincial securities regulators.  SEDAR is the System for Electronic Document Analysis and Retrieval, and documents filed on SEDAR may be viewed at the following Web site address: www.sedar.com.  The Corporation, the Underwriters and the U.S. Affiliates do not endorse or accept any responsibility for the content on, or the use of, SEDAR.  Reference is made to SEDAR for informational purposes only, and is not intended for trading or investment purposes.  The Corporation, the Underwriters and the U.S. Affiliates do not guarantee the sequence, accuracy or completeness of any information or data displayed through SEDAR, nor shall the Corporation, any of the Underwriters or any of the U.S. Affiliates be liable in any way to any offeree in the U.S. Placement or to any other person whatsoever for any delays, inaccuracies, errors in, or omission of any such information or data or the transmission thereof, or for any action taken in reliance thereon, or for any damages arising therefrom or occasioned thereby or by reason of non-performance or interruption, or termination, of the information or data for any cause whatsoever.

The Corporation does not assume any duty of disclosure beyond that which is imposed by law, and expressly disclaims any duty to update any information set forth in its filings with the Canadian provincial securities regulators.

The Canadian Prospectus and the information incorporated by reference into the Canadian Prospectus have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable reserves,” “proven reserves,” “inferred resources,” “indicated resources,” “measured resources” and “mineral resources” used or incorporated by reference in the Canadian Prospectus are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”).  CIM standards differ significantly from standards in the United States.  While the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information regarding mineralization and resources contained or incorporated by reference in the Canadian Prospectus may not be comparable to similar information made public by United States companies.

Preparation of Financial Statements

Prospective investors should be aware that the financial statements and other financial information contained in and incorporated by reference into the Canadian Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements and financial information of United States companies.  Offerees should refer to note 15 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2003, which is incorporated by reference into the Canadian Prospectus, for a description of the significant accounting principles used in the preparation of the Corporation’s consolidated financial statements and for adjustments and/or additional disclosures which would be required in order to present the financial statements in accordance with U.S. generally accepted accounting principles and in accordance with practices prescribed by the United States Securities and Exchange Commission, respectively.

Notice to Investors and Transfer Restrictions

Each purchaser in the U.S. Placement will, prior to its purchase of Common Shares, be required to make certain representations, warranties and covenants to the Corporation, the Underwriters and the U.S. Affiliates and will be required to sign and deliver a U.S. subscription agreement in the form attached as Exhibit 1 hereto (the “U.S. Subscription Agreement”).

The Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except that the Common Shares may be offered or sold to Accredited Investors pursuant to Rule 506 of Regulation D under the U.S. Securities Act, and exemptions from registration under applicable state securities laws.

The Common Shares may be offered, sold or otherwise transferred by purchasers in the U.S. Placement only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (C) in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws, or (D) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and with respect to subparagraphs (C) and (D) hereof, on the condition that the holder has, prior to such sale, furnished to the Corporation an opinion of counsel as to the availability of the exemption reasonably satisfactory to the Corporation.  Upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing the Common Shares, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend to the foregoing effect, in substantially the form set forth in the U.S. Subscription Agreement; provided, that if, at any time the Corporation is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to Pacific Corporate Trust Company, as registrar and transfer agent for the Common Shares, to the effect that the Common Shares are being sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the form set forth below (or as the Corporation may prescribe from time to time):

“The undersigned (a) acknowledges that the sale of the securities of Alamos Gold Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of either of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.”

The Corporation's registrar and transfer agent may impose additional requirements for the removal of legends from securities that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future.

In addition, until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an exemption under the U.S. Securities Act.

Legal Matters

Certain legal matters in connection with the offering of the Common Shares in the United States will be passed upon by Dorsey & Whitney LLP.

Exchange Rates

The Corporation reports in United States dollars.  Except where otherwise indicated, all dollar figures in this U.S. Placement Memorandum and in the accompanying Canadian Prospectus are expressed in United States dollars. On October 15, 2004, the rate of exchange of the Canadian dollar (Cdn$), expressed in U.S. dollars, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was Canadian $1.00 = U.S.$0.7987.

NOTICE TO PROSPECTIVE PURCHASERS IN FLORIDA

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT, IN RELIANCE UPON AN EXEMPTION THEREFROM.  ANY SALE MADE PURSUANT TO SUCH EXEMPTION IS VOIDABLE BY A FLORIDA PURCHASER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT IN PAYMENT FOR SUCH SECURITIES.  HOWEVER, THIS RIGHT IS NOT AVAILABLE TO ANY PURCHASER WHO IS A BANK, TRUST COMPANY, SAVINGS INSTITUTION, INSURANCE COMPANY, SECURITIES DEALER, INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, PENSION OR PROFIT-SHARING TRUST OR QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-D IS TRUE, COMPLETE, AND NOT MISLEADING.  NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

EXHIBIT 1

U.S. Subscription Agreement

(Accredited Investors)

To:

Alamos Gold Inc. (the “Company”)

And To:

RBC Dominion Securities Inc.

GMP Securities Ltd.

BMO Nesbitt Burns Inc.

Haywood Securities Inc.

McFarlane Gordon Inc.

(collectively, the “Underwriters”)

And To:

the U.S. broker-dealer affiliates of the Underwriters offering Common Shares

(collectively, the “U.S. Affiliates”)

Re:

Subscription to Purchase Common Shares of Alamos Gold Inc.

1.

The undersigned hereby irrevocably subscribes for and agrees to purchase from Alamos Gold Inc. (the “Company”) the number of common shares (the "Common Shares") of the Company for the aggregate consideration (the "Subscription Price"), representing a subscription price of Cdn$3.00 per Common Share, set forth on the signature page below.

2.

The undersigned acknowledges that this subscription is subject to acceptance by the Company.  The Company may also accept this subscription in part.  The undersigned agrees that if this subscription is not accepted in full, any funds related to the portion of this subscription not accepted will be returned to the undersigned, without interest.

3.

By executing this subscription, the undersigned represents, warrants and covenants to the Company, the Underwriters and the U.S. Affiliates (and acknowledges that the Company, the Underwriters and the U.S. Affiliates are relying thereon) that:

(a)

it is authorized to consummate the purchase of the Common Shares;

(b)

it understands that the Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any applicable state securities laws and that the offer and sale of Common Shares to it are being made in reliance on a private placement exemption available under Rule 506 of Regulation D to Accredited Investors (as such term is defined on Annex A hereto, “Accredited Investors”);

(c)

it has received a copy, for its information only, of the Canadian Short-Form Prospectus, together with a U.S. covering memorandum, relating to the offering in the United States of the Common Shares and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Common Shares;

(d)

it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and is able to bear the economic risks of such investment;

it is purchasing the Common Shares for its own account (or for the account of one or more Accredited Investors) for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Common Shares in the United States or to U.S. persons (as such term is defined in Regulation S of the U.S. Securities Act); provided, however, that the holder may sell or otherwise dispose of any of the Common Shares pursuant to registration thereof under the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements;

(f)

it acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g)

it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(i)

the sale is to the Company;

(ii)

the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii)

the sale is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or “Blue Sky” laws; or

(iv)

the securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable U.S. state laws and regulations governing the offer and sale of securities; and

with respect to subparagraphs (iii) and (iv) hereof, it has prior to such sale furnished to the Company an opinion of counsel reasonably satisfactory to the Company;

(h)

it has been independently advised as to the applicable hold period and restrictions with respect to trading imposed in respect of the Common Shares, by securities legislation in the jurisdiction in which it resides, and confirms that no representation has been made respecting the applicable hold periods for the Common Shares and is aware of the risks and other characteristics of the Common Shares and of the fact that the undersigned may not be able to resell the Common Shares except in accordance with applicable securities legislation and regulatory policy;

(i)

it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”).  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF, AT ANY TIME WHEN THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY’S REGISTRAR AND TRANSFER AGENT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any such securities are being sold under clause (C) above, the legend may be removed by delivery to Pacific Corporate Trust and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, and provided further that if securities are being sold under clause (B) above and in compliance with Canadian local laws and regulations, and provided that the Company is a “Foreign Issuer” within the meaning of Regulation S at the time of sale, such legend may be removed by providing a declaration to Pacific Corporate Trust Company, as registrar and transfer agent for the Common Shares, to the effect that the Common Shares are being sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the form set forth below (or as the Corporation may prescribe from time to time):

“The undersigned (a) acknowledges that the sale of the securities of Alamos Gold Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of either of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.”

Notwithstanding the foregoing, Pacific Corporate Trust Company may impose additional requirements for the removal of legends from securities that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future;

(j)

it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(k)

the office or other address of the undersigned at which the undersigned received and accepted the offer to purchase the Common Shares is the address listed on the signature page hereof;

(l)

it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

(m)

it understands and acknowledges that the Company is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act;

(n)

if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares;

(o)

it acknowledges that purchasing and holding the Common Shares may have material tax consequences to the undersigned and any beneficial purchaser thereof under United States federal, state and local tax laws and foreign tax laws and that the undersigned and any such beneficial purchaser are solely responsible for determining such tax consequences; and

(p)

it understands that, in connection with the issue and sale of Common Shares, the Underwriters will receive from the Company on Closing, a cash fee equal to 5% of the gross proceeds of the offering and the Company will reimburse the Underwriters for all expenses reasonably incurred by them in connection with the offering.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Common Shares.  By this agreement the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time.

4.

You are irrevocably authorized to produce this agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

5.

The contract arising out of the acceptance of this subscription by the Company shall be governed by and construed in accordance with the laws of the province of British Columbia and the laws of Canada applicable in the province of British Columbia and represents the entire agreement of the parties hereto relating to the subject matter hereof.

6.

The Company, the Underwriters, and the U.S. Affiliate shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Company of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement among the undersigned, the Company, the Underwriters and the U.S. Affiliate in accordance with the terms hereof.

7.

A certified cheque or bank draft in the amount set forth on the signature page that accompanies this Agreement.

Signature Page Execution by the Subscriber: EXECUTED by the Subscriber this _________ day of _________ 2004.
Number of Common Shares	Total Purchase Price (Number of Common Shares x Cdn$3.00)
by: Authorized Signatory	(Subscriber’s Residential or Head Office Address)
Name of the Subscriber (please print)	(Telephone Number)
Name and Official Capacity or Title of Authorized Signatory (please print)	(Facsimile Number)
Registration Instructions (if other than in name of Subscriber): Name and Address (as it should appear on the certificates)	Certificate Delivery Instructions (if other than the address above): Address
Account reference, if applicable	Account reference, if applicable
Address of Intermediary	Contact Name
( ) Telephone Number

ACCEPTANCE

The Company hereby accepts the above subscription as of this ____ day of _________________, 2004.

Alamos Gold Inc.

Per:_________________________________

Its:_________________________________

ANNEX A

DEFINITION OF ACCREDITED INVESTOR

“Accredited Investor” means any entity which comes within any of the following categories:

1.

A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

2.

A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

3.

A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or

4.

An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

5.

An investment company registered under the United States Investment Company Act of 1940; or

6.

A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or

7.

A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or

8.

A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

9.

An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or

10.

A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

11.

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

12.

Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer; or

13.

A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S.$1,000,000; or

14.

A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

15.

A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

16.

Any entity in which all of the equity owners meet the requirements of at least one of the above categories.

EXHIBIT 2 TO SCHEDULE “B”

UNDERWRITERS CERTIFICATE

In connection with the private placement in the United States of Common Shares of Alamos Gold Inc. (the “Corporation”) pursuant to the underwriting agreement dated October 18, 2004, between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned, does hereby certify as follows:

(a)

(i) each U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and (ii) all offers and sales of the Purchased Shares in the United States have been and will be effected by the U.S. Placement Agents in accordance with all U.S. broker-dealer requirements;

(b)

each offeree of Purchased Shares in the United States was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, (the “Offering Documents”) for the offering of the Purchased Shares in the United States, and we and our U.S. Placement Agents have not used and will not use any written material other than the Offering Documents;

(c)

all offers and sales of the Purchased Shares in the United States or to U.S. Persons were made to “accredited investors” (as defined below) (each, a “U.S. Placee”) by the U.S. Placement Agent;

(d)

all offers and sales of the Purchased Shares in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(e)

immediately prior to our transmitting a Offering Documents to each U.S. Placee, we had reasonable grounds to believe and did believe that such U.S. Placee was an “accredited investor” as defined in Rule 501(a) under the U.S. Securities Act, and, on the date hereof, we continue to believe that each U.S. Placee is an “accredited investor” within the meaning of Regulation D under the U.S. Securities Act (“Regulation D”);

(f)

no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, our affiliates or any person acting on our behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Purchased Shares to U.S. Placees;

(g)

prior to any sale of Purchased Shares to U.S. Placees, we caused each U.S. Placee to complete and sign a Subscription Agreement; and

-  2  -

(h)

we conducted the offering of the Purchased Shares in accordance with the Underwriting Agreement, including Schedule “B” thereto.

Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule “B” thereto).

DATED the

 day of

                     , 2004.

RBC DOMINION SECURITIES INC.

By:

Name:

Title:

GMP SECURITIES INC.

By:

Name:

Title:

BMO NESBITT BURNS INC.

By:

Name:

Title:

HAYWOOD SECURITIES INC.

By:

Name:

Title:

McFARLANE GORDON INC.

By:

Name:

Title:

-  3  -

[Names of Respective U.S. Placement Agents]

By:

Name:

Title